LINUX GOLD CORP.
TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
www.linuxgoldcorp.com

J O I N T N E W S R E L E A S E

Teryl Resources Corp.: TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. AND TERYL RESOURCES CORP. ANNOUNCE
EXTENSION OF JOINT VENTURE ON GOLD PROSPECT IN ALASKA

For Immediate Release: March 22, 2005, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) and Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) are pleased to announce that an amending agreement has been completed to extend the term of the original Fish Creek Claims agreement between Linux and Teryl, until March 5, 2007, giving Teryl a 50% interest in 30 Fish Creek claims in Alaska. Other than this extension, all other terms of the original agreement remain the same. The original Fish Creek Agreement gives Linux Gold Corp. a 5% royalty interest until US$2,000,000 has been received from the royalty payments, or may convert into a 25% working interest. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production. Teryl Resources Corp. also agrees to expend a minimum of US$500,000 after two years for the date of this amended agreement.

The proposed consideration is the issuance of 100,000 common shares of Teryl Resources Corp. to Linux Gold Corp. There is no finder’s fee payable. John Robertson, President and Director of Teryl Resources Corp. is also the President and Director of Linux Gold Corp. Additionally Teryl Resources Corp. and Linux Gold Corp. have common directors.

The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil Claims.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100% interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims in Alaska. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp.

optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD	ON BEHALF OF THE BOARD
OF DIRECTORS	OF DIRECTORS

LINUX GOLD CORP.	TERYL RESOURCES CORP.

“John Robertson”	“Jennifer Lorette”

John Robertson	Jennifer Lorette

Contact: John Robertson
President
Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.